October 13, 2011
VIA EMAIL

John Reynolds
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.   20549

           Re:               Drewrys Brewing Company
Registration Statement on Form S-1
Filed September 14, 2011
File No. 333-173309

Dear Mr. Reynolds:

In response to your letter of September 28, 2011 regarding the above-referenced issuer, Drewry’s Brewing Company (the "Company"), please be advised that the Company is responding to the Staff’s comments in this letter.  As requested in your letter, this letter references where each response to your specific comment was made in each respective filing.  For ease of reference, we have followed the numbering format of your letter in responding:

Amendment No. 2 to Registration Statement on Form S-1

Outside Front Cover Page of the Prospectus

1.	Please move the “subject to completion” legend and the date of the prospectus back to the outside front cover page of the prospectus.

REPONSE:

Comment complied with in amendment to the Registration Statement on Form S-1 being filed herewith.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

United States Securities and Exchange Commission
Division of Corporation Finance
September 2, 2011

Outside Back Cover Page of the Prospectus

2.	We reissue comment one of our letter dated June 30, 2011. Please move the legend required by Item 502(b) of Regulation S-K to the outside back cover page of the prospectus.

REPONSE:

Comment complied with in the amended Form S-1 filed herewith.

Use of Proceeds, page 15

3.
We partially reissue comment four of our letter dated June 30, 2011.  Please revise this section to provide clearer disclosure on the types of activities and expenditures included in the line items in the table on page 16.  In this regard, please specifically refer to the line items in the table when providing the narrative disclosure of your planned uses of the proceeds.

RESPONSE:

Comment complied with in the amended Form S-1 filed herewith.

4.
We partially reissue comments six and seven of our letter dated June 30, 2011.  We note your revised disclosure that you “may” need to seek additional financing after this offering.  Please revise to provide additional detail on the minimum amount of proceeds you anticipate would be required to commence production of your products and to begin generating revenue.  Please also revise to specifically discuss the circumstances under which you will seek additional financing at each of the described levels of proceeds.  Furthermore, when revising to provide such disclosure, please clarify the references to $33,000 in the last risk factor on page eight and the first risk factor on page nine.

RESPONSE:

Comment complied with to disclose the minimum amount of financing required to commence production of the Company’s goods.  All references to the sum of $33,000 have been removed in light of the revised Use of Proceeds section in the amended Form S-1 filed herewith.

5.
We reissue comment eight of our letter dated June 30, 2011.  Please revise your disclosure on pages 16-17 to discuss in one location your planned use of proceeds in the event you sell less than 25% of the shares in this offering.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

United States Securities and Exchange Commission
Division of Corporation Finance
September 2, 2011

RESONSE:

Comment complied with in the revised use of proceeds section in the amended Form S-1 filed herewith.

6.	Please revise the penultimate paragraph of page 16 to clarify the order in which you will prioritize your uses of proceeds if the company does not sell at least 25% of the shares being offered.

RESPONSE:

Comment complied with in the amended Form S-1 filed herewith.

7.	We note your reference to “factors” in the last sentence of page 16. Please revise to clarify what types of financing sources you are referring to when you use this item.

 REPONSE:

Comment complied with to clarify the use of the word “factor” in the context used.

8.
Please note your revised disclosure on page 17 regarding the anticipated costs of packaging design, required deposits to the contract brewer and actual product packaging.  Please reconcile these amounts with your disclosure of your use of proceeds if more than 25% of the shares being offered are sold.  Further, please revise the Plan of Operations to fully address the qualitative differences between the uses of proceeds at different expenditure levels for each of the line items, disclosing the nature and extent of the activities at different levels.

REPONSE:

Comment complied with in the amended Form S-1 filed herewith.

Dilution of the price you pay for your shares, page 18

9.
Please revise your dilution amount per share presentation in this section and wherever presented in your filing, to eliminate the factional cent amounts, and present all dilution per share amounts rounded to the nearest whole cent.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

United States Securities and Exchange Commission
Division of Corporation Finance
September 2, 2011

RESPONSE:

Comment complied with in the amended Form S-1 filed herewith.

Business, page 20

10.
We reissue comment 17 of our letter date June 30, 2011.  We are unable to locate a complete response to our comment.  Please disclose the principal terms of the agreements under which the prior owners of your brands transferred such brands to Mr. Manzo or the entities controlled by Mr. Manzo and file those agreements as exhibits to the registration statement.

RESPONSE:

Supplementally, please be advised that Mr. Manzo over the past several years had investigated the availability of various beer brand names that were no longer being produced or sold.   He would study beer brands that were discontinued due to bankruptcies or brewers that ceased production, and trademarks that either expired or never issued. Subsequently, when Mr. Manzo came across a name that he thought had potential marketing appeal, he then registered these trademarks for possible future use in a beer venture.

All cost for the actual filing and expense of the initial re-design of the beer brand trademarks was borne by Mr. Manzo personally. Mr. Manzo registered these various trademarks under entities he wholly-owned and controlled.  Mr. Manzo created these entities to hold ownership/title of the trademark(s) prior to deciding how to develop and use these various trademarks.  All of these activities occurred before Drewrys was incorporated.  Once he determined to deveop the Drewrys brand and incorporated the Company, Mr. Manzo transferred ownership of the three (3) trademarks to the Company for the exact cost that he personally ex[ended to obtain those trademarks.

In the amended Form S-1 being filed herewith, the disclosure has been revised to explain how the Company came to own these trademarks.

Industry Overview, page 22
Domestic Beer Market, page 22

11.	We reissue comment 19 of our letter dated June 30, 2011. We are unable to locate a substantive response in our comment.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

United States Securities and Exchange Commission
Division of Corporation Finance
September 2, 2011

RESPONSE:

Comment complied with through the deletion of the sentence.

12.
We partially reissue comment 20 of our letter dated June 30, 2011.  Please provide the basis for the statistics found in the first two paragraphs beneath the tabular disclosure in this section and provide the basis for the company’s expectation that craft beer sales will continue to increase.

RESPONSE:

Comment complied with through an explicit reference to the source of the statistics.

13.	We reissue comment 21 of our letter dated June 30, 2011. We are unable to locate a substantive response to our comment.

RESPONSE:

Comment complied with in the amended Form S-1 filed herewith.

Patents and Trademarks, page 23

14.
 We partially reissue comment 22 of our letter dated June 30, 2011.  Please clearly disclose in this section under what names the trademarks are currently registered and the material implications, if any, of such marks not being registered under the company’s name according to the United States Patent and Trademark Office.

RESPONSE:

Comment complied with in the amended Form S-1 filed herewith.

Government Regulation, page 23

15.
 We partially reissue comment 26 of our letter date June 30, 2011.  Please revise this section to discuss the laws that may affect your relationship with possible distributors in the specific states you intend to target.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

United States Securities and Exchange Commission
Division of Corporation Finance
September 2, 2011

RESPONSE:

Comment complied with in the amended Form S-1 filed herewith.

16.
 We partially reissue comment 25 of our letter dated June 30, 2011.  We continue to note the disclosure in the first paragraph of this section regarding a permit to “distribute and import fermented malt beverages” despite your disclosure that you plan to operate as a first-tier entity.  Please revise, as appropriate, to clarity the relevance of a distribution and import license in your business plan.

RESPONSE:

Comment complied with in the amended Form S-1 filed herewith.

17.	We note your statement that you “may” apply for a permit as an Alternative Brewer. Please revise to clarify what the decision to make such application is contingent upon.

RESPONSE:

Comment complied with in the amended Form S-1 filed herewith.

Plan of Operations, page 25

18.	The table under this heading appears to explain the plan of operation assuming the receipt of maximum offering proceeds. If correct, please add an appropriate heading before this table.

RESPONSE:

Comment complied with in the amended Form S-1 filed herewith.

19.
We note the projected dates in your table.  Please disclose the assumptions underlying the dates in your table.  For example, if you assume the receipt of a specific amount or proceeds by a certain date or dates, please disclose those dates.

RESPONSE:

Comment complied with in the amended Form S-1 filed herewith.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

United States Securities and Exchange Commission
Division of Corporation Finance
September 2, 2011

20.	The third and fourth paragraphs under this table appear to relate to your operations based on full funding from the offering. If correct, please relocate them to immediately follow your table.

RESPONSE:

Comment complied with in the amended Form S-1 filed herewith.

21.
We partially reissue comment 27 of our letter dated June 30, 2011.  Please clarify your disclosure in this section in light of your disclosure under Use of Proceeds.  In this regard, it remains unclear how you are allocating the Drewy’s Brand Development and Sales/Marketing/Promotion proceeds described on page 16 in your estimated budget on page 26.  Furthermore, it appears you allocate $4,000 to licenses, fees and working capital under Plan of Operation buy only allocate $2,000 to the related line item under Use of Proceeds.

RESPONSE:

Comment complied with in the amended Form S-1 filed herewith.

Background of Officer and Director, page 29

22.
 We reissue comment 30 of our letter dated June 30, 2011.  We are unable to locate a substantive response to our comment.  Please revise to reconcile your disclosure of Mr. Manzo’s titles in the table on page 29 with the first paragraph of this section.

RESPONSE:

Comment complied with in the amended Form S-1 filed herewith.

23.	We note the statement that “Mr. Manzo assisted Winsted in resolving its issues with the SEC.” We do not understand the basis for this statement in light of the circumstances. Please remove or revise.

RESPONSE:

Comment complied with in the amended Form S-1 filed herewith.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

United States Securities and Exchange Commission
Division of Corporation Finance
September 2, 2011

24.	We partially reissue comment 33. Please advise us the past relationship, if any, between Aventura Equities, Inc., and Aventura Beverages, Inc. We may have further comment.

RESPONSE:

Comment complied with in the amended Form S-1 filed herewith.

Financial Statements
Statements of Cash Flows, pages F-5 and F-14

25.
 Revise the statements of cash flows to reclassify the acquisition of the trademarks and label designs from operating activities to investing activities.  If the acquisition did not involve the issuance of case, please present the transaction as a noncash investing activity in a separate schedule to the statements.  Expand Note 7 to disclose whether the assets were acquired from a related party or a third party, disclose the nature and amount of consideration exchanged and describe the basis for valuing the intangible assets.

 RESPONSE:

Comment complied with in the amended Form S-1 filed herewith.

Exhibits

26.
We note that Exhibits 10.1, 10.2, and 10.3 are filed in an improper electronic format.  Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format.  Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.  Please revise.

RESPONSE:

Comment complied with in the amended Form S-1 filed herewith.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

United States Securities and Exchange Commission
Division of Corporation Finance
September 2, 2011

In connection with the Company’s responses to your comments, please be advised that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also filing a letter acknowledging the above in a filing with the Commission being made at the same time that this correspondence is being filed.

Please contact me with any questions.

Sincerely,

MCDOWELL ODOM LLP

/s/ Claudia McDowell
Claudia J. McDowell

/CJM
Enclosures

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com